EXHIBIT 3.7
CERTIFICATE OF FORMATION
OF
MAGNACHIP SEMICONDUCTOR SA HOLDINGS LLC
     1. The name of the limited liability company is MAGNACHIP SEMICONDUCTOR SA HOLDINGS LLC.
     2. The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.
     3. This Certificate of Formation shall be effective upon qualification.
     IN WITNESS WHEREOF, the undersigned have executed this Certificate of Formation of MAGNACHIP SEMICONDUCTOR SA HOLDINGS LLC this 30th day of November, 2004.

/s/ Marian T. Ryan
Marian T. Ryan
Authorized Person